

Mail Stop 3561

March 29, 2018

Christopher B. Ferguson
Chief Executive Officer
XSpand Products Lab, Inc.
4030 Skyron Drive, Suite F
Doylestown, PA 18902

      Re: **XSpand Products Lab, Inc.**
              Amendment No. 1 to
              Offering Statement on Form 1-A
              Filed March 27, 2018
              File No. 024-10809

Dear Mr. Ferguson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2018 letter.

Cover Page

1. We note your disclosure on page 18 that you "do not intend to proceed with the consummation of the offering unless a minimum of 240,000 shares of [your] Common Stock are sold in the Offering." Please revise your table to indicate the minimum number of shares that must be sold in this offering. Clarify here and throughout that the proceeds will be held in escrow until the minimum amount of shares have been sold and that, if the minimum amount of shares are not sold, the proceeds will be returned to the investors. In addition, please revise your "Plan of Distribution" section to describe the escrow agreement, the return of funds to investors if you do not reach the minimum as well as the transmission of proceeds from the escrow agent to the seller. In all places where you discuss your capitalization and shares outstanding after the offering, please expand to

reflect the minimum as well as the maximum offering closings. Finally, please amend your Escrow Agreement to describe the terms related to a failure to sell the minimum number of shares.

<u>Risk Factors, page 7</u>

2. We note that Article XIII of your amended and restated certificate of incorporation contains an exclusive forum provision. Please include disclosure in your offering statement about the provision, its scope, its enforceability and its potential impact on the rights of investors. Please also include a risk factor to discuss the effects of the provision, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors.

You may contact Heather Clark at (202) 551-3624 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Marc Adesso, Esq.
  Waller Lansden Dortch & Davis, LLP